October 12, 2016	News Release 16–25

SILVER STANDARD PROVIDES THIRD QUARTER 2016 PRODUCTION RESULTS
VANCOUVER, B.C. -- Silver Standard Resources Inc. (NASDAQ: SSRI) (TSX: SSO) (“Silver Standard”) provides its third quarter 2016 operational results.

Operating Highlights:

▪	Demonstrated scale from three operations: Record quarterly production of 112,559 gold equivalent ounces.

▪	Strong gold production at the Seabee Gold Operation: Produced 20,142 ounces of gold in the third quarter, positioning the mine to meet the upper end of production guidance.

▪	Commenced Operational Excellence program at Seabee: Milled 900 tonnes per day during the third quarter, including a successful trial of approximately 1,000 tonnes per day in August 2016.

▪
Record quarterly silver production at Pirquitas: Produced 3.0 million ounces of silver, 21% higher than the second quarter of 2016, as we milled more ore tonnes and achieved higher silver mill feed grade and recovery, on track to meet the upper end of production guidance.

▪	Strong operating fundamentals at Pirquitas: Achieved record quarterly milling rate of 4,946 tonnes per day in the third quarter, including over 5,200 tonnes per day in August 2016.

▪	Gold production on track at Marigold: Produced 47,456 ounces of gold during the third quarter of 2016, with expected strong fourth quarter production results, on track to meet guidance.

▪	Increased total material mined at Marigold: Mined 19.6 million tonnes during the quarter reflecting increased haul truck capacity.
Paul Benson, President and CEO said, “This was a strong quarter with a number of production records. Our three mines delivered impressive operating results and record quarterly gold equivalent production, reflecting the addition of a full quarter gold production from Seabee and record silver production at Pirquitas with another solid quarter from Marigold. Pleasingly, we were able to start our Operational Excellence program at Seabee and saw some immediate results. With Seabee integrated into Silver Standard, our portfolio is showing our strength as a high-quality intermediate producer with scale and margin. We continue to focus on creating shareholder value through operational excellence, exploration for mine life extension and disciplined growth.”

Marigold mine, U.S.

		Q3 2016	Q2 2016	% Change [1]
Total material mined	kt	19,558	18,685	4.7%
Waste removed	kt	14,741	12,005	22.8%
Ore to leach pad	kt	4,817	6,680	(27.9)%
Strip ratio	w/o	3.1	1.8	72.2%
Gold grade to leach pad	g/t	0.42	0.44	(4.5)%
Gold recovery	%	71%	71%	0.0%
Gold produced	oz	47,456	47,195	0.6%
Gold sold	oz	47,278	47,124	0.3%

1.	Percent changes are calculated using rounded numbers presented in the table.

The Marigold mine produced 47,456 ounces of gold in the third quarter of 2016, in line with our second quarter gold production and on target to meet previously increased annual guidance. The construction of a new leach pad was completed on schedule and under budget in the latter half of the third quarter. The additional leach pad capacity and higher amount of ore tonnes stacked earlier in the year are expected to result in a strong fourth quarter gold production. We recognized sales of 47,278 ounces of gold in the third quarter of 2016.

A total of 19.6 million tonnes was mined during the quarter, five per cent higher than the second quarter of 2016, due to increased hauling capacity added to the fleet earlier in the year. Approximately 4.8 million tonnes of ore were delivered to the leach pads at a gold grade of 0.42 g/t, containing approximately 47,000 recoverable ounces of gold stacked during the quarter. The strip ratio increased to 3.1:1 in the third quarter as we began stripping of the next Mackay pit phase. Gold recovery was 71% in the third quarter.

Seabee Gold Operation, Canada

		Q3 2016	Q2 2016 [1]	Period from Acquisition to June 30, 2016 [2]	% Change [3]
Total ore milled	t	82,756	71,218	18,856	16.2%
Ore milled per day	t/day	900	783	629	14.9%
Gold mill feed grade	g/t	7.40	7.97	7.79	(7.2)%
Gold recovery	%	96.5%	96.8%	96.6%	(0.3)%
Gold produced	oz	20,142	17,524	6,721	14.9%
Gold sold	oz	21,911	16,305	11,306	34.4%

1.
The data presented in this column is for the period from April 1, 2016 to June 30, 2016 and includes operating results for the Seabee Gold Operation for the period from April 1 to May 30, 2016 prior to our acquisition.

2.	The data presented in this column is for the period from and after May 31, 2016, the effective date of our acquisition of Claude Resources Inc. (“Claude Resources”), to and including June 30, 2016.

3.	Percent changes are for the three-month periods ending June 30, 2016 and September 30, 2016. Percent changes are calculated using rounded numbers presented for Q2 2016 and Q3 2016 in the table.

The Seabee Gold Operation consists of the Seabee and Santoy underground mines, both of which feed a single processing facility. The operation produced 20,142 ounces of gold during the quarter that included a three-day, unplanned power outage. The Seabee Gold Operation is on track to meet the upper end of annual production guidance as disclosed by Claude Resources in its news release dated May 5, 2016. Gold sales were 21,911 ounces in the third quarter of 2016.

As part of our initial Operational Excellence plan for the Seabee Gold Operation, we successfully tested higher mill throughput during the month of August. The mill processed ore at or above 1,000 tonnes per day, with an average of 998 tonnes per day for the month of August. We achieved this with minor modifications to the processing facility, while maintaining gold recovery. As a result, we were able to increase throughput in the third quarter by 15% to 900 tonnes per day, compared to the second quarter of 2016. We are reviewing the long term mine plan to determine the feasibility of higher, sustainable throughput rates.

A total of 82,756 tonnes of ore were milled at an average gold grade of 7.40 g/t and gold recovery of 96.5%.

Pirquitas mine, Argentina

		Q3 2016	Q2 2016	% Change [1]
Total material mined	kt	2,385	2,543	(6.2)%
Waste removed	kt	1,584	1,814	(12.7)%
Ore mined	kt	801	729	9.9%
Strip ratio	w/o	2.0	2.5	(20.0)%
Silver mined grade	g/t	190	189	0.5%
Ore milled	kt	455	425	7.1%
Silver mill feed grade	g/t	264	238	10.9%
Silver recovery	%	79.0%	77.6%	1.8%
Silver produced	‘000 oz	3,047	2,526	20.6%
Silver sold	‘000 oz	2,751	2,594	6.1%
1. Percent changes are calculated using rounded numbers presented in the table.

The Pirquitas mine produced 3.0 million ounces of silver during the third quarter of 2016, a quarterly record for the mine, which is well-positioned to meet the upper end of production guidance. Higher silver production is a result of more ore tonnes milled, higher silver mill feed grade and higher silver recovery. We recognized sales of 2.8 million ounces of silver in the third quarter of 2016.

Ore was milled at an average rate of 4,946 tonnes per day in the third quarter. During August 2016, the mill operated at an average rate of over 5,200 tonnes per day, a record for the mill since it began operating, a result of one of our ongoing Operational Excellence programs initiated in the fourth quarter of 2015. Ore milled contained an average silver grade of 264 g/t, 11% higher than the 238 g/t reported in the second quarter. We continued to encounter additional tonnes of higher grade ore, relative to the production model, in the lower benches of the San Miguel open pit. Detailed planning and consultation for the cessation of open pit mining in early 2017 is well underway. Thereafter medium and low grade stockpile material will be processed through the plant in 2017.

Qualified Persons

The scientific and technical data contained in this news release relating to the Marigold mine has been reviewed and approved by Thomas Rice, SME Registered Member, a Qualified Person under National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and our Technical Services Manager at the Marigold mine. The scientific and technical data contained in this news release relating to the Seabee Gold Operation has been reviewed and approved by Gordon Reed, P.Eng., a Qualified Person under NI 43-101 and General Manager at the Seabee Gold Operation. The scientific and technical data contained in this news release relating to the Pirquitas mine has been reviewed and approved by Bruce Butcher, P.Eng., a Qualified Person under NI 43-101 and our Director, Mine Planning.

About Silver Standard

Silver Standard is a Canadian-based precious metals producer with three wholly-owned and operated mines, including the Marigold gold mine in Nevada, U.S., the Seabee Gold Operation in Saskatchewan, Canada and the Pirquitas silver mine in Jujuy Province, Argentina. We also have two feasibility stage projects and an extensive portfolio of exploration properties throughout North and South America. We are committed to delivering safe production through relentless emphasis on Operational Excellence. We are also focused on growing production and Mineral Reserves through the exploration and acquisition of assets for accretive growth, while maintaining financial strength.

SOURCE: Silver Standard Resources Inc.
For further information contact:
W. John DeCooman, Jr.
Vice President, Business Development and Strategy
Silver Standard Resources Inc.
Vancouver, BC
N.A. toll-free: +1 (888) 338-0046
All others: +1 (604) 689-3846
E-Mail: invest@silverstandard.com

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Cautionary Note Regarding Forward-Looking Statements:
This news release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”). All statements, other than statements of historical fact, are forward-looking statements.

Generally, forward-looking statements can be identified by the use of words or phrases such as “expects,” “anticipates,” “plans,” “projects,” “estimates,” “assumes,” “intends,” “strategy,” “goals,” “objectives,” “potential,” or variations thereof, or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved, or the negative of any of these terms or similar expressions. The forward-looking statements in this news release relate to, among other things: future production of gold, silver and other metals; future costs of inventory, and cash costs and total costs per payable ounce of gold, silver and other metals sold; the prices of gold, silver and other metals; the effects of laws, regulations and government policies affecting our operations or potential future operations; future successful development of our projects; the sufficiency of our current working capital, anticipated operating cash flow or our ability to raise necessary funds; estimated production rates for gold, silver and other metals produced by us; timing of production and the cash costs and total costs of production at the Marigold mine, the Seabee Gold Operation and the Pirquitas mine; the estimated cost of sustaining capital; ongoing or future development plans and capital replacement, improvement or remediation programs; the estimates of expected or anticipated economic returns from our mining projects, including future sales of metals, concentrate or other products produced by us; and our plans and expectations for our properties and operations.

These forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied, including, without limitation, the following: uncertainty of production, development plans and cost estimates for the Marigold mine, the Seabee Gold Operation, the Pirquitas mine and our projects; our ability to replace Mineral Reserves; subject to exercising our election to proceed, our ability to complete and successfully integrate Golden Arrow Resources Corporation’s Chinchillas project, on a joint venture basis, into our current operations; commodity price fluctuations; political or economic instability and unexpected regulatory changes; currency fluctuations; the possibility of future losses; general economic conditions; fully realizing the value of our shareholdings in Pretium Resources Inc. and our other marketable securities, due to changes in price, liquidity or disposal cost of such marketable securities; potential export duty and related interest on past production and sales of silver concentrate from the Pirquitas mine; counterparty and market risks related to the sale of our concentrate and metals; uncertainty in the accuracy of Mineral Reserves and Mineral Resources estimates and in our ability to extract mineralization profitably; differences in U.S. and Canadian practices for reporting Mineral Reserves and Mineral Resources; lack of suitable infrastructure or damage to existing infrastructure; future development risks, including start-up delays and cost overruns; our ability to obtain adequate financing for further exploration and development programs and opportunities; uncertainty in acquiring additional commercially mineable mineral rights; delays in obtaining or failure to obtain governmental permits, or non-compliance with our permits; our ability to attract and retain qualified personnel and management; potential labour unrest, including labour actions by our unionized employees at the Pirquitas mine; the impact of governmental regulations, including health, safety and environmental regulations, including increased costs and restrictions on operations due to compliance with such regulations; reclamation and closure requirements for our mineral properties; social and economic changes following closure of a mine, including the expected closure of the Pirquitas mine in late 2016, may lead to adverse impacts and unrest; unpredictable risks and hazards related to the development and operation of a mine or mineral property that are beyond our control; indigenous peoples’ title claims and rights to consultation and accommodation may affect our existing operations as well as development projects and future acquisitions; assessments by taxation authorities in multiple jurisdictions; recoverability of value added tax and changes to the collection process in Argentina; claims and legal proceedings, including adverse rulings in litigation against us and/or our directors or officers; compliance with anti-corruption laws and internal controls, and increased regulatory compliance costs; complying with emerging climate change regulations and the impact of climate change; uncertainties related to title to our mineral properties and the ability to obtain surface rights; the sufficiency of our insurance coverage; civil disobedience in the countries where our mineral properties are located; operational safety and security risks; actions required to be taken by us under human rights law; competition in the mining industry for mineral properties; shortage or poor quality of equipment or supplies; an event of default under our convertible notes may significantly reduce our liquidity and adversely affect our business; failure to meet covenants under our senior secured revolving credit facility; conflicts of interest that could arise from certain of our directors’ involvement with other natural resource companies; information systems security threats; and those other various risks and uncertainties identified under the heading “Risk Factors” in our most recent Annual Information Form filed with the Canadian securities regulatory authorities and included in our most recent Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission (“SEC”).

This list is not exhaustive of the factors that may affect any of our forward-looking statements. Our forward-looking statements are based on what our management considers to be reasonable assumptions, beliefs, expectations and opinions based on the information currently available to it. Assumptions have been made regarding, among other things, our ability to carry on our exploration and development activities, our ability to meet our obligations under our property agreements, the timing and results of drilling programs, the discovery of Mineral Resources and Mineral Reserves on our mineral properties, the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction and operation of our projects, the price of the minerals we produce, the costs of operating and exploration expenditures, our ability to operate in a safe, efficient and effective manner, our ability to obtain financing as and when required and on reasonable terms and our ability to continue operating the Marigold mine, the Seabee Gold Operation and the Pirquitas mine. You are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. We cannot assure you that actual events, performance or results will be consistent with these forward-looking statements, and management’s assumptions may prove to be incorrect. Our forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.

Cautionary Note to U.S. Investors
This news release includes Mineral Reserves and Mineral Resources classification terms that comply with reporting standards in Canada and the Mineral Reserves and the Mineral Resources estimates are made in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the SEC set out in SEC Industry Guide 7. Consequently, Mineral Reserves and Mineral Resources information included in this news release is not comparable to similar information that would generally be disclosed by domestic U.S. reporting companies subject to the reporting and disclosure requirements of the SEC. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically produced or extracted at the time the reserve determination is made. Moreover, the requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by us in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

Cautionary Note Regarding Non-GAAP Measures

This news release includes certain terms or performance measures commonly used in the mining industry that are not defined under International Financial Reporting Standards ("IFRS"), including realized metal prices. We believe that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-GAAP measures should be read in conjunction with our consolidated financial statements.